UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2010            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated November 17, 2010

2.

News Release dated November 19, 2010

3.

News Release dated November 25, 2010

4.

News Release dated December 6, 2010

5.

News Release dated December 8, 2010

6.

Financial Review for the 9-month period ended September 30, 2010

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: January 26, 2011	By: /s/ Simon Ridgway Simon Ridgway President and Director

news release

November 17, 2010

Radius Gold arranges $3.5-million flow-through private placement

Vancouver, Canada:  Mr. Simon Ridgway reports that Radius Gold Inc. has negotiated a non-brokered private placement of up to 5,400,000 flow-through common shares at $0.65 per share, for gross proceeds of up to $3,510,000.

The Company has agreed to allocate a portion of the offering to subscribers found by Axemen Resource Capital Ltd.  The Company will pay finder’s fees equal to 5% of subscription amounts found, payable in cash or shares, plus finder's warrants in an amount equal to 5% of shares subscribed for, with each such finder’s warrant exercisable into one common share of the Company at a price of $0.70 for 18 months from closing.

Closing of the financing is anticipated to occur on or before December 6, 2010 and is subject to receipt of TSX Venture Exchange acceptance.  Securities issued under the private placement will be subject to a hold period which will expire four months and one day from the date of closing.

The net proceeds of the financing will be used for exploration of the Company’s Sixty Mile property in Yukon territory and its other Yukon properties.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has two 100% owned exploration plays, the HB property in Guatemala and the Sixty Mile property in the Yukon Territory.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our new web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 73.6-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

news release

November 19, 2010

Radius Gold increases flow-through private placement to $3.77 million

Vancouver, Canada:  Mr. Simon Ridgway is pleased to report that Radius Gold Inc. has increased its previously announced non-brokered private placement to a maximum of 5,800,000 flow-through common shares at $0.65 per share, for gross proceeds of up to $3,770,000.

The Company has agreed to allocate a portion of the offering to subscribers found by Axemen Resource Capital Ltd.  The Company will pay finder’s fees equal to 5% of subscription amounts found, payable in cash or shares, plus finder's warrants in an amount equal to 5% of shares subscribed for, with each such finder’s warrant exercisable into one common share of the Company at a price of $0.70 for 18 months from closing.

Closing of the financing is anticipated to occur on or before December 6, 2010 and is subject to receipt of TSX Venture Exchange acceptance.  Securities issued under the private placement will be subject to a hold period which will expire four months and one day from the date of closing.

The net proceeds of the financing will be used for exploration of the Company’s Sixty Mile property in Yukon territory and its other Yukon properties.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has two 100% owned exploration plays, the HB property in Guatemala and the Sixty Mile property in the Yukon Territory.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our new web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 73.6-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

news release

November 25, 2010

Radius Stakes 550 Claims Northwest and East of ATAC’s Osiris Discovery

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that it recently staked 230 claims covering the eastern extension of the belt of rocks that host ATAC Resources’ Osiris discovery, contiguous with ATAC’s Sten claim block, northeast of Keno City in the Yukon Territory of northern Canada.  Radius also staked 320 claims covering the prospective stratigraphy along the northern edge of ATAC’s claim block, midway between the Osiris and Ariana targets.

ATAC has discovered a potentially major belt of Carlin-type gold mineralization at their RAU property.  According to ATAC, mineralization in the Osiris Target area shares many of the characteristics of Carlin-type gold deposits, including similar alteration assemblages and association with the low temperature arsenic sulphides, realgar and orpiment.  Host rocks are two, 150 to 250 m thick limestone debris flow and turbidite units, referred to as the Osiris and Isis Horizons, which occur within basinal silty mudstones.

Radius plans to begin exploration of its ATAC-belt claims when weather conditions allow in the spring.

Radius recently announced a non-brokered private placement to a maximum of 5.8 million flow-through common shares at 65 cents per share, for gross proceeds of up to $3.77-million. Closing of the financing is anticipated to occur on or before Dec. 6, 2010, and is subject to receipt of TSX Venture Exchange acceptance. The net proceeds of the financing will be used for exploration of the Company’s Sixty Mile property in Yukon Territory and its other Yukon properties.

Qualified Person & QA/QC

Roger Hulstein, B.Sc., is a member of the Association of Professional Engineers and Geoscientists of British Columbia and is the Company’s Qualified Person as defined by National Instrument 43-101.  Mr. Hulstein is responsible for the accuracy of the technical information in this news release.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  In addition to its ATAC-belt claims, Radius also has two other 100% owned exploration plays, the HB property in Guatemala and the Sixty Mile property in the Yukon Territory.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our new web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 73.6-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

news release

December 6, 2010

Drilling Underway at the HB Property in Guatemala

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU):  Simon Ridgway reports from Guatemala that Radius’ diamond drilling program at the HB project is proceeding well with 4 holes completed to date; hole 5 is underway.  As of December 2nd, approximately 500m of core had been drilled of a planned 10,000m program.

All holes to date have tested the Pyramid Hill zone, which is a 3km long northwest-striking zone of outcropping veins and vein breccias.  Logging of the core indicates the first 4 holes have intersected the target structure cutting zones of silica flooding, quartz veins and vein breccias.  Results from the drilling are not expected until the first quarter of 2011.

The HB property is an epithermal silver/gold prospect located in eastern Guatemala which was discovered by Radius in 2001.  A recent review of Radius’ previous surface results indicated the presence of high grade silver zones within the HB property that have never been tested at depth.  Previous shallow drill campaigns on the property intersected moderate gold grades over narrow widths.  However, this drilling did demonstrate the continuity of the mineralized structures and it is the intent of the present program to now test these structures at greater depths.

A priority of the current campaign will be to drill test the high-grade silver zones in light of the recent discovery of the world-class Escobal silver discovery, 50km to the west of HB and hosted in similar rocks.

For further information on the HB property and to review the results of the previous drill programs on the property, please refer to the project page on the Radius Gold web site at:

http://www.radiusgold.com/s/Holly-Banderas.asp

Qualified Person

Roger Hulstein, BSc, is a member of the Association of Professional Engineers and Geoscientists of British Columbia and is the Company’s Qualified Person as defined by National Instrument 43-101.  Mr. Hulstein is responsible for the accuracy of the technical information in this news release.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  In addition to its ATAC-belt claims, Radius also has two other 100% owned exploration plays, the HB property in Guatemala and the Sixty Mile property in the Yukon Territory.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations: Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 79.6-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

news release

December 8, 2010

Radius Completes $3.77 Million Flow-Through Financing

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that it has closed its previously announced non-brokered private placement of $3.77 million by issuing 5.8 million flow-through shares at a price of $0.65 per share.  The Company issued 194,422 common shares and 259,230 warrants as finders’ fees in connection with the financing.  Each finder’s fee warrant entitles the holder to purchase one common share at $0.70 exercisable for 18 months.  All of the shares and warrants have a resale restriction until April 4, 2011.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  In addition to its ATAC-belt claims, Radius also has two other 100% owned exploration plays, the HB property in Guatemala and the Sixty Mile property in the Yukon Territory.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 79.6-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

FINANCIAL REVIEW

Third Quarter Ended September 30, 2010

 (An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

Notice to Reader of the Unaudited Interim Financial Statements

For the three and nine months ended September 30, 2010

In accordance with National Instrument 51-102, of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements.

The unaudited interim consolidated financial statements of Radius Gold Inc. (the “Company”) for the three and nine month periods ended September 30, 2010 (“Financial Statements”) have been prepared by management. The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009, which are available at the SEDAR website at www.sedar.com. The Financial Statements are stated in Canadian dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles.

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2010
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	September 30,	December 31,
	2010	2009
ASSETS
CURRENT
Cash and cash equivalents	$ 5,549,252	$ 499,266
Marketable securities (Note 6)	714,672	1,715,650
Advances and other receivables (Note 9)	289,385	111,706
Sales tax receivable	100,513	9,945
Due from related parties (Note 9)	182,129	152,948
Prepaid expenses and deposits	103,464	52,829
	6,939,415	2,542,344

LONG-TERM DEPOSITS	23,881	23,881
PROPERTY & EQUIPMENT (Note 7)	163,583	183,220
MINERAL PROPERTIES (Schedule and Note 8)	4,821,908	4,293,592
	$ 11,948,787	$ 7,043,037

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 9)	$ 975,958	$ 246,549
FUTURE INCOME TAX LIABILITY	122,000	122,000
	1,097,958	368,549

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 10)	49,917,335	42,587,194
CONTRIBUTED SURPLUS (Note 10)	5,779,841	4,332,232
DEFICIT	(45,263,866)	(41,157,211)
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 13)	417,519	912,273
	10,850,829	6,674,488
	$ 11,948,787	$ 7,043,037

Nature of operations and ability to continue as a going concern (Note 1)

Subsequent Events (Note 16)

APPROVED BY THE DIRECTORS:

      “Simon Ridgway”                                       , Director

     “Mario Szotlender”                         , Director

Simon Ridgway

Mario Szotlender

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2010
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended September 30,		Nine Month Period Ended September 30,
	2010	2009	2010	2009
		(Restated - Note 15)		(Restated – Note 15)
EXPLORATION EXPENDITURES (Schedule)	$ 1,662,590	$ 92,534	$ 2,119,618	$ 443,592

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	10,027	8,510	32,371	48,844
Consulting fees (Note 9)	7,500	10,469	22,500	33,152
Legal and audit fees	(602)	22,743	40,821	54,628
Management fees & salaries (Note 9)	15,000	15,000	45,000	45,000
Non-cash compensation charge (Note 10)	947,254	-	1,503,097	2,426
Office and miscellaneous	8,395	8,767	27,192	37,424
Public relations	18,159	15,987	63,502	30,182
Rent and utilities	7,139	8,847	18,362	23,973
Repair and maintenance	1,368	3,655	4,596	7,427
Salaries and wages (Note 9)	53,742	42,784	165,660	141,642
Telephone and communications	2,350	2,344	8,410	10,148
Transfer agent and regulatory fees	3,247	3,823	23,532	13,814
Travel and accommodation	8,265	8,297	44,904	26,099
	1,081,844	151,226	1,999,947	474,759

Loss before other items	(2,744,434)	(243,760)	(4,119,565)	(918,351)

OTHER INCOME (EXPENSES)
Foreign currency exchange gain (loss)	(3,522)	3,088	(3,592)	(2,198)
Gain on disposal of property and equipment	-	17,257	4,365	19,968
Gain (loss) on sale of marketable securities	-	(2,561)	(7,026)	9,160
Investment income (net)	11,923	10,270	19,163	42,326
Write off of mineral properties costs	-	(210,566)	-	(210,566)
Net loss for the period	$ (2,736,033)	$ (426,272)	$ (4,106,655)	$ (1,059,661)

BASIC AND DILUTED LOSS PER SHARE	$(0.04)	$(0.01)	$(0.07)	$(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	73,108,545	53,548,488	61,530,309	53,548,488

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT AND COMPREHENSIVE LOSS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2010
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended September 30,		Nine Month Period Ended September 30,
	2010	2009	2010	2009
		(Restated - Note 15)		(Restated – Note 15)

Deficit - beginning of the period
As previously reported	$ (42,527,833)	$ (31,491,726)	$(41,157,211)	$ (31,209,395)
Prior period adjustment (Note 15)	-	(9,088,149)	-	(8,737,091)
As restated	(42,527,833)	(40,579,875)	(41,157,211)	(39,946,486)
Net loss for the period	(2,736,033)	(426,272)	(4,106,655)	(1,059,661)
Deficit - end of the period	$ (45,263,866)	$ (41,006,147)	$(45,263,866)	$ (41,006,147)

Net Loss	$ (2,736,033)	$ (426,272)	$ (4,106,655)	$ (1,059,661)
Other comprehensive income, net of tax
Unrealized gain ( loss) on available-for-sale marketable securities	233,265	205,022	(494,754)	244,410
COMPREHENSIVE LOSS	$ (2,502,768)	$ (221,250)	$ (4,601,409)	$ (815,251)

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2010
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended September 30,		Nine Month Period Ended September 30,
	2010	2009	2010	2009
Cash provided by (used in):		(Restated - Note 15)		(Restated – Note 15)

OPERATING ACTIVITIES
Net loss for the period	$ (2,736,033)	$ (426,272)	$ (4,106,655)	$ (1,059,661)
Items not involving cash:
Amortization	10,027	8,510	32,371	48,844
Exploration expenditure recoveries	-	-	(36,574)	-
Gain from disposal of asset	-	(17,257)	(4,365)	(19,968)
Unrealized foreign exchange	(3,522)	-	(3,592)	-
Write off of deferred exploration costs	-	210,566	-	210,566
Loss on disposal of marketable securities	-	-	7,026	-
Non-cash compensation charge	947,254	-	1,503,097	2,426
	(1,782,274)	(224,453)	(2,608,692)	(817,793)
Changes in non-cash working capital items:
Advances and other receivables	(87,258)	(47,757)	(177,679)	(15,267)
Sales tax receivable	(57,817)	3,388	(90,568)	398
Prepaid expenses	(23,544)	(35,413)	(50,635)	(24,814)
Accounts payable and accrued liabilities	659,131	28,451	729,409	(75,879)
	(1,291,762)	(275,784)	(2,198,165)	(933,355)

FINANCING ACTIVITIES
Proceeds on issuance of common shares, net	1,145,825	-	7,163,353	-

INVESTING ACTIVITIES
Due from related parties	(62,597)	(67,484)	(29,181)	(23,444)
Expenditures on mineral property acquisition costs	(293,694)	(39,188)	(417,016)	(175,622)
VAT recoverable	-	3,639	-	3,562
Proceeds from sale of mineral properties	-	62,059	-	62,059
Proceeds from sale of assets	-	81,014	28,199	86,054
Proceeds from sale of marketable securities	-	356,889	535,842	821,441
Purchase of property & equipment	(4,985)	(35,223)	(33,046)	(49,827)
	(361,276)	361,706	84,798	724,223
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(507,213)	85,922	5,049,986	(209,132)

Cash and cash equivalents - beginning of period	6,056,465	477,935	499,266	772,989
CASH AND CASH EQUIVALENTS – END OF PERIOD	$ 5,549,252	$ 563,857	$ 5,549,252	$ 563,857

Non-cash Transactions – Note 11

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES COSTS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2010
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Guatemala	Nicaragua	Peru	Yukon/Alaska	Total
Balance - December 31, 2008	$ 4,142,864	$ 82,482	$ 210,566	$ -	$ 4,435,912
Cash	-	-	62,059	183,313	245,372
	-	-	62,059	183,313	245,372
Acquisition costs recovered	-	-	(62,059)	(101,523)	(163,582)
Write-off acquisition costs	-	-	(210,566)	(13,544)	(224,110)
Balance - December 31, 2009	4,142,864	82,482	-	68,246	4,293,592
Shares	-	-	-	111,300	111,300
Cash	-	-	-	467,016	467,016
	-	-	-	578,316	578,316
Acquisition costs recovered	-	-	-	(50,000)	(50,000)
Balance - September 30, 2010	$ 4,142,864	$ 82,482	$ -	$ 596,562	$ 4,821,908

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2010
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua	Mexico	Yukon/Alaska		Period Ended
	General	Mineral	General	Mineral	General	Mineral	September 30,
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	2010
Camp, food and supplies	$ 1,038	$ 19,094	$ 1,032	$ -	$ -	$ 133,814	$ 154,978
Drafting, maps and printing	77	595	19	-	-	25,329	26,020
Drilling	-	-	-	-	-	717,428	717,428
Exploration administration	939	3,168	2,886	-	-	3,568	10,561
Foreign Exchange	3	39	246	-	-	-	288
Geochemistry	-	19,641	-	-	-	131,338	150,979
Geological consulting (Note 9)	15,357	113,922	-	-	1,736	242,264	373,279
Other consulting	40,754	327	579	-	-	5,969	47,629
Legal and accounting	1,838	2,812	9,220	-	-	-	13,870
Licenses, rights and taxes	-	17,550	2,921	-	-	21,213	41,684
Linecutting and trenching	-	132	-	-	-	4,510	4,642
Materials	35	6,079	-	-	-	60,986	67,100
Maintenance	102	3,410	2,115	-	-	-	5,627
Miscellaneous	23	786	196	2,197	3,350	-	6,552
Medical expenses	1,935	2,856	649	-	-	-	5,440
Public relations	314	460	-	-	14,590	-	15,364
Rent and utilities	-	11,048	6,581	-	-	-	17,629
Rental equipment	-	-	-	-	-	75,347	75,347
Salaries and wages (Note 9)	12,634	45,119	8,353	-	1,167	236,127	303,400
Shipping	574	3,355	515	-	-	11,105	15,549
Telephone and communications	165	3,248	3,362	-	-	5,334	12,109
Travel and accommodation	5,995	16,606	4,426	-	-	134,264	161,291
	81,783	270,247	43,100	2,197	20,843	1,808,596	2,226,766
Expenditures recovered	-	-	-	(41,148)	-	(66,000)	(107,148)
BALANCE - END OF PERIOD	$ 81,783	$ 270,247	$ 43,100	$ (38,951)	$ 20,843	$ 1,742,596	$ 2,119,618

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua		Mexico		Peru	Canada	Period Ended
	General	Mineral	General	Mineral	General	Mineral	Mineral	Mineral	September 30,
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Concessions	Concessions	2009
Camp, food and supplies	$ 462	$ 339	$ -	$ 10,202	$ 132	$ -	$ -	$ -	$ 11,135
Drafting, maps and printing	16	47	-	222	-	-	44	102	431
Exploration administration	317	30	-	3,621	36	-	454	25	4,483
Foreign Exchange	-	6	-	601	325	-	-	-	932
Geochemistry	-	-	-	1,952	1,428	-	-	-	3,380
Geological consulting (Note 9)	3,344	3,788	59,493	6,902	2,876	-	21,719	18,624	116,746
Other consulting	-	-	-	8,059	-	-	-	1,038	9,097
Legal and accounting	21,577	-	-	12,664	7,170	-	-	-	41,411
Licenses, rights and taxes	-	1,216	-	100,769	7	11,130	270	-	113,392
Linecutting and trenching	7	54	-	348	-	-	-	-	409
Materials	4	78	-	405	-	-	-	-	487
Maintenance	521	195	-	1,525	-	-	-	-	2,241
Miscellaneous	411	-	-	1,009	34	-	-	-	1,454
Medical expenses	3,096	810	1,932	917	1,145	-	-	-	7,900
Public relations	3,114	-	-	95	-	-	-	-	3,209
Rent and utilities	4,570	579	1,593	10,037	-	-	-	-	16,779
Salaries and wages (Note 9)	20,047	8,942	6,974	6,102	6,740	-	6,740	-	55,545
Shipping	256	2	-	1,906	856	-	-	-	3,020
Telephone and communications	279	18	141	6,449	377	-	-	-	7,264
Transportation and accommodation	5,199	710	505	16,340	2,021	-	-	25,202	49,977
	63,220	16,814	70,638	190,125	23,147	11,130	29,227	44,991	449,292
Expenditures recovered	-	-	-	(5,700)	-	-	-	-	(5,700)
BALANCE - END OF PERIOD	$ 63,220	$ 16,814	$ 70,638	$ 184,425	$ 23,147	$ 11,130	$ 29,227	$ 44,991	$ 443,592

See Accompanying Notes

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

1.

Nature of Operations and Ability to Continue as a Going Concern

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties located primarily in Central America and Canada.  The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or disposition thereof.

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At September 30, 2010, the Company had not yet achieved profitable operations, has accumulated losses of $45,263,866 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

2.

Basis of Presentation

Management has prepared the period ended September 30, 2010 interim consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. These interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included for the year ended December 31, 2009. These interim consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and within the framework of the significant accounting policies summarized below.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

2.

Basis of Presentation – (cont’d)

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

i)

Minerales Sierra Pacifico S.A. and Exploraciones Mineras de Guatemala S.A., companies incorporated under the laws of Guatemala;

ii)

Minerales de Nicaragua S.A. and Desarrollo Geologico Minerao, S.A., companies incorporated under the laws of Nicaragua;

iii)

Recursos Del Cibao, S.A., a company incorporated under the laws of the Dominican Republic;

iv)

Radius (Cayman) Inc. and Pavon (Cayman) Inc., companies incorporated under the laws of Cayman Island; and

v)

Geometales Del Norte-Geonorte, a company incorporated under the laws of Mexico.

vi)

Minera Aymara S.A.C. (formerly called Radius Peru, S.A.C.), a company incorporated under the laws of Peru.

All significant inter-company transactions have been eliminated upon consolidation.

3.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not yet been determined.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards 27, Consolidated and Separate Financial Statements (January 2008).

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3.

Future Accounting Changes – (cont’d)

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest – (cont’d)

Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

4.

Financial Instruments and Risk Management

Fair Value

As at September 30, 2010, the Company’s financial instruments are comprised of cash, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

In 2009, the CICA amended Section 3862, “Amendment to Financial Instruments – Disclosures” to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1

– Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2

– Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3

– Inputs that are not based on observable market data

All of the financial instruments measured at fair value on the balance sheet are included in Level 1.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at September 30, 2010, cash totalling $278,021 (December 31, 2009 - $227,593) was held in US dollars, $2,426 (December 31, 2009 - $4,603) in Nicaragua Cordoba, $3,932 (December 31, 2009 - $7,280) in Guatemala Quetzal, $4,412 (December 31, 2009 - $4,313) in Mexican Pesos and $1,912 (December 31, 2009 - $1,882) in Peruvian Sols.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash, marketable securities and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash with large financial institutions.  The Company does not have cash or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

4.

Financial Instruments and Risk Management – (cont’d)

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations, the Company’s holdings of cash and marketable securities, and capital raised through private placements during the period ended September 30, 2010.  The Company believes that these sources will be sufficient to cover the known requirements at this time.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

5.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the period ended September 30, 2010. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months.

6.

Marketable Securities

Marketable securities are recorded at market value as they are considered available-for-sale.  The portfolio of marketable securities consists of 1,007,406 common shares of Focus Ventures Ltd., 7,813 common shares of Fortuna Silver Mines Inc., and 200,000 common shares in Wesgold Minerals Inc., all companies with common directors or officers, and 600,000 common shares in Solomon Resources Limited.  An unrealized loss of $494,755 was recorded in other comprehensive income for the nine month period ended September 30, 2010.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

7.

Property and Equipment

	September 30, 2010
		Accumulated
	Cost	Amortization	Net
Leasehold improvements	$ 21,328	$ 16,945	$ 4,383
Trucks	259,918	203,105	56,813
Computer equipment	184,258	130,203	54,055
Furniture and equipment	43,452	15,690	27,762
Geophysical equipment	36,178	24,984	11,194
Field equipment	2,480	279	2,201
Website	14,233	7,058	7,175
	$ 561,847	$ 398,264	$ 163,583

	December 31, 2009
		Accumulated
	Cost	Amortization	Net
Leasehold improvements	$ 17,730	$ 16,044	$ 1,686
Trucks	299,597	209,055	90,542
Computer equipment	173,178	117,200	55,978
Furniture and equipment	31,558	12,330	19,228
Geophysical equipment	36,178	23,008	13,170
Website	8,433	5,817	2,616
	$ 566,674	$ 383,454	$ 183,220

8.

Mineral Properties

Details of the Company’s mineral property interests are disclosed in full in the consolidated financial statements for the year ended December 31, 2009.  Significant mineral property transactions that have occurred in the nine month period ended September 30, 2010 are as follows:

Sixty Mile Property - Yukon Territory / Alaska

As at September 30, 2010, the Sixty Mile Property, Yukon consisted of 741 claims, of which 446 claims were acquired by the Company by staking.  During the current period, the Company entered into agreements with various landowners whereby it has the option to acquire a 100% interest in a total of 275 claims in consideration of cash payments totaling $837,300 and the issuance of a total of $688,000 worth of shares of the Company, over a four-year period.  Up to September 30, 2010, the Company has made option payments totaling $41,800 cash and 197,509 shares having a value of $91,800.

The Company has also acquired by staking 30 mineral claims in the state of Alaska.  These claims form part of the Sixty Mile Property which straddles the Yukon/Alaska border.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

8.

Mineral Properties – (cont’d)

Rivier Property - Yukon Territory

During the current quarter, the Company acquired interests in a total of 116 claims in the Watson Lake Mining District, Yukon known as the Rivier Property.  The Company acquired 16 claims by staking, and was granted an option to earn a 100% interest in 100 claims. In order to exercise the option, the Company must pay to the property owner a total of $175,000 cash and issue a total of 200,000 shares over four years.  As at September 30, 2010, the Company has paid $25,000 cash and issued 25,000 shares.

Regional - Yukon Territory

During the current period, the Company acquired by staking 550 claims in the Mayo Mining District, Yukon known as the Ishtar Property at a cost of $157,508, and an additional 94 claims by staking in the Dawson Mining District, Yukon at a cost of $16,949.

Guatemala

In June 2010, the Company was granted one geothermal license in Guatemala and has applications for six other geothermal licenses pending.  The total area granted or under application is 200,700 hectares.

Subsequent to the period end, the Company granted to Molten Power Corp. (“Molten”) the option to earn a 100% interest in the geothermal concessions by issuing to the Company 2,000,000 shares of common stock according to the following schedule:

a)

400,000 shares upon signing of the definitive option agreement;

b)

500,000 shares on the 1st anniversary of the definitive agreement date;

c)

500,000 shares on the 2nd anniversary of the definitive agreement date; and

d)

600,000 shares on the 3rd anniversary of the definitive agreement date.

Molten shall also issue to the Company warrants to purchase up to 1,000,000 shares of Molten, exercisable for a period of five years from the date of the definitive agreement at a price of $3.00 per share.

The Company also retains a 2% royalty of the gross revenue for the sale of the geothermal electric power from the first power generation facility built on each geothermal license.  Molten may, at its discretion, purchase at any time prior to commencement of the commercial operation date one-half of the 2% royalty from any geothermal licence for the sum of CDN$30,000/MW nameplate capacity of the first power generation facility built on each geothermal license.  Any expansion of the nameplate capacity on any of the licenses is not subject to royalty payments.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

9.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	Nine Months Ended September 30,
	2010	2009
Expenses:
Management fees	$ 45,000	$ 45,000
Consulting	22,500	18,661
Salaries and benefits	85,244	43,326
Mineral property costs:
Geological consulting fees	3,170	13,750
Salaries and benefits	25,671	37,687
	$ 181,585	$ 158,424

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $26,861 (December 31, 2009: $12,836) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $182,129 (December 31, 2009: $152,948) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $52,280 (December 31, 2009: $17,363) payable to an officer of the Company for general administrative and Yukon camp maintenance and exploration expense reimbursements.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

10.

Share Capital

a)

Authorized:  Unlimited common shares without par value

b)

Issued:

	Number of Shares	Amount	Contributed Surplus
Balance, December 31, 2008 and 2009	53,548,488	$ 42,587,194	$ 4,332,232
Shares issued for private placements	18,606,143	7,072,764	-
Shares issued for finders' fees	759,127	265,362	-
Shares issued for property acquisitions	222,509	111,300	-
Exercise of stock options	357,500	145,875	-
Transfer of contributed surplus on exercise of options	-	105,101	(105,101)
Share issuance costs	-	(370,261)	49,613
Non-cash compensation charge	-	-	1,503,097
Balance, September 30, 2010	73,493,767	$ 49,917,335	$ 5,779,841

As part of option payments relating to portions of the Sixty Mile Property, the Company issued 50,633 shares on March 16, 2010, 79,309 shares on August 26, 2010 and 67,567 shares on September 10, 2010.  The Company issued 25,000 shares on September 8, 2010 as part of the option payments due on the Rivier Project.

On May 27, 2010, the Company closed a private placement of 5,606,143 flow-through common shares at $0.45 per share for gross proceeds of $2,522,764. The Company issued 233,361 common shares and 233,361 share purchase warrants as finders’ fees in connection with the financing.  All warrants issued entitle the holder to purchase an additional common share exercisable for one year at a price of $0.50.  The fair value of the warrants issued for finders’ fees was $18,694 and was recorded as share issuance costs and an offset to contributed surplus.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.60%, dividend yield of 0%, volatility of 87% and expected life of one year.

On June 17, 2010, the Company closed a private placement of 13,000,000 units at $0.35 per unit for gross proceeds of $4,550,000.  The proceeds on the sale of units are all allocated to share capital and none to warrants. The Company paid $15,857 cash, 525,766 units and 571,071 warrants as finders’ fees in connection with the financing.  Each private placement unit consists of one common share and one-half of a share purchase warrant.  The warrants issued as part of the private placement unit entitle the holder to purchase an additional common share exercisable for two years at a price of $0.50.  The 571,071 warrants issued as finders’ fees entitle the holder to purchase an additional common share exercisable for one year at a price of $0.55.  The fair value of the 571,071 finders’ fee warrants was $30,919 and was recorded as share issuance costs and an offset to contributed surplus.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.76%, dividend yield of 0%, volatility of 84% and expected life of one year.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

10.

Share Capital – (cont’d)

c)

Stock Options

The Company has a formal stock option plan in accordance with the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the market price of the Company’s stock as calculated on the date of grant.  Options vest ranging from a four month period to one year from the date of grant. Options granted to investor relations vest in accordance with TSX-V regulation.  The options are for a maximum term of ten years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Nine months ended September 30, 2010		Year ended December 31, 2009
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,270,000	$0.57	5,025,000	$0.58
Granted	3,530,000	$0.48	-	-
Forfeited / Expired	-	-	(755,000)	$0.62
Cancelled	(810,000)	$0.70	-	-
Exercised	(357,500)	$0.41	-	-
Outstanding, end of period	6,632,500	$0.51	4,270,000	$0.57
Exercisable, end of period	6,332,500		4,270,000

At September 30, 2010, there were 6,632,500 stock options outstanding entitling the holders thereof the right to purchase one common share for each purchase option held:

Number	Exercise Price	Expiry Date	Average Remaining Contractual Life in Years
1,110,000	$0.70	February 21, 2011	0.39
645,000	$0.52	April 16, 2012	1.55
850,000	$0.56	September 5, 2012	1.93
615,000	$0.26	May 5, 2013	2.60
1,692,500	$0.29	January 7, 2020	9.28
100,000	$0.36	May 25, 2020	9.66
1,620,000	$0.69	September 23, 2020	9.99
6,632,500			5.66

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

10.

Share Capital – (cont’d)

c)

Stock Options – (cont’d)

On January 8, 2010, the Company cancelled 810,000 stock options with exercise prices ranging from $0.52-$0.70 per share and expiring in February 2011 and April 2012.

On January 8, 2010, the Company granted 1,810,000 stock options to directors, officers, employees and consultants at an exercise price of $0.29 per share and expiring on January 7, 2020.  1,760,000 of the options vested immediately and 50,000 options will become vested after one year. The Company calculated the fair value of the options to be $0.31 per share and recognized the associated non-cash compensation expense of $553,559 in connection with the options that have vested with the offsetting amount credited to contributed surplus.

On May 26, 2010, the Company granted 100,000 stock options to an employee at an exercise price of $0.36 per share and expiring on May 25, 2020.  The options are subject to a vesting schedule over a one year period. The Company calculated the fair value of the options to be $0.31 per share and recognized the associated non-cash compensation expense of $19,420 in connection with the options that have vested with the offsetting amount credited to contributed surplus.

On September 24, 2010, the Company granted 1,620,000 stock options to directors, officers and employees at an exercise price of $0.69 per share and expiring on September 23, 2020.  1,445,000 of the options vested immediately and 175,000 options will become vested over a one year period. The Company calculated the fair value of the options to be $0.64 per share and recognized the associated non-cash compensation expense of $930,118 in connection with the options that have vested with the offsetting amount credited to contributed surplus.

The weighted fair value of stock options is estimated on the grant date using the Black Scholes option valuation model.  Volatility is based on the Company’s historical prices.  The assumptions used in calculating the fair value were expected dividend yield of 0%; expected volatility of 89% to 90%; risk-free interest rates of 2.86% to 3.59%; and expected life of ten years.

Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

10.

Share Capital – (cont’d)

d)

Share Purchase Warrants

Share purchase warrant transactions and the number of share purchase warrants outstanding are summarized as follows:

	Nine months ended September 30, 2010		Year ended December 31, 2009
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of period	-	$ -	-	$ -
Issued	7,567,316	$0.50	-	-
Outstanding, end of period	7,567,316	$0.50	-	$ -

As at September 30, 2010, the following share purchase warrants were outstanding:

Expiry Date	Number of Warrants	Exercise Price
May 26, 2011	233,361	$0.50
June 16, 2011	571,071	$0.55
June 16, 2012	6,762,884	$0.50
	7,567,316

11.

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the nine month period ended September 30, 2010, the Company incurred the following non-cash transactions:

a)

Issued 50,633 common shares at $0.395 per share for a value of $20,000, 79,309 common shares at $0.59 per share for a value of $46,800, and 67,567 common shares at $0.37 per share for a value of $25,000 as part of the Sixty Mile Property option agreements.

b)

Issued 25,000 common shares at $0.78 per share for a value of $19,500 as part of the Rivier Property option agreement.

c)

Received 7,813 common shares of Fortuna Silver Mines Ltd. at $2.63 per share for a value of $20,574 as an option payment relating to the Company’s Tlacolula Property, Mexico.

d)

Received 100,000 common shares of Solomon Resources Limited at $0.16 per share for a value of $16,000 as an option payment relating to the Company’s Ten Mile Creek Property, Yukon Territory.

e)

Issued 233,361 common shares at $0.45 for a value of $105,013 in lieu of cash for private placement finders’ fees.

f)

Issued 525,766 units, consisting of 525,766 common shares and 262,883 share purchase warrants at $0.35 per unit for a value of $184,018 in lieu of cash for private placement finders’ fees.

g)

Issued 804,432 share purchase warrants with a value of $49,613 as part of private placement finders’ fees.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

12.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis.  The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, Peru, and Mexico.

Details of identifiable assets by geographic segments are as follows:

	September 30,	December 31,
	2010	2009
Total Assets
Canada	$ 6,953,543	$ 1,482,484
Caymans	505,917	1,071,703
Guatemala	4,268,430	4,241,029
Nicaragua	176,568	223,320
Mexico	28,817	8,057
Peru	13,967	14,869
Other	1,545	1,575
	$ 11,948,787	$ 7,043,037

Property & Equipment
Canada	$ 79,201	$ 63,384
Guatemala	22,290	24,687
Nicaragua	57,116	89,128
Peru	4,976	6,021
	$ 163,583	$ 183,220

Resource Properties Acquisition
Canada	$ 596,562	$ 68,246
Guatemala	4,142,864	4,142,864
Nicaragua	82,482	82,482
	$ 4,821,908	$ 4,293,592

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

12.

Segmented Information – (cont’d)

	September 30,	December 31,
	2010	2009
Exploration Expenditures
Canada	$ 1,763,439	$ 64,140
Guatemala	352,030	125,298
Peru	-	51,493
Mexico	(38,951)	75,640
Nicaragua	43,100	271,039
	$ 2,119,618	$ 587,610

13.

Accumulated Other Comprehensive Income (Loss)

Balance at December 31, 2008	$ (43,731)
Unrealized gain on available for sale marketable securities	956,004
Balance at December 31, 2009	912,273
Unrealized loss on available for sale marketable securities	(494,754)
Balance at September 30, 2010	$ 417,519

14.

Comparative Figures

Certain comparative figures for the nine month period ending September 30, 2009 have been reclassified to conform to the presentation adopted for the current year.

15.

Prior Period Adjustment

During the fourth quarter of 2009, the Company changed its accounting policy for exploration costs by expensing the costs as incurred as it more accurately reflects the exploration industry.  The change was effective on January 1, 2009 and applied retroactively.  In the prior years, the Company capitalized the acquisition cost of mineral properties and deferred exploration and development expenditures directly related to specific mineral properties, net of recoveries received.  During the same period, the Company also reclassified a gain on sale of mineral properties originally recorded in the period ended September 30, 2009 to accumulated other comprehensive income due to the related party nature of the transaction.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

15.

Prior Period Adjustment – (cont’d)

These changes have been applied retrospectively and the resulting restatement to amounts for the three months ended September 30, 2009 is as follows:

	As Previously Reported September 30, 2009	Restatement	As Restated as at September 30, 2009
Deficit, opening	$ 31,491,726	$ 9,088,149	$ 41,006,147
Exploration expenditures	-	92,534	92,534
Gain on sale of mineral properties	660,000	(660,000)	-
Net income (loss) for the period	10,936	(437,208)	(426,272)
Basic and diluted income (loss) per share	0.0002		(0.008)

These changes have been applied retrospectively and the resulting restatement to amounts for the nine months ended September 30, 2009 is as follows:

	As Previously Reported September 30, 2009	Restatement	As Restated as at September 30, 2009
Deficit, opening	$ 31,209,395	$ 8,737,091	$ 39,946,486
Exploration expenditures	-	443,592	443,592
Gain on sale of mineral properties	660,000	(660,000)	-
Net loss for the period	(271,395)	(788,266)	(1,059,661)
Basic and diluted loss per share	(0.005)		(0.020)

16.

Subsequent Events

Subsequent to the period end, the following events which have not been disclosed elsewhere in these financial statements have occurred:

a)

There were 12,500 stock options and 100,000 warrants exercised for proceeds of $3,625 and $50,000 respectively.

b)

The Company granted a stock option to an employee of the Company to purchase up to 75,000 common shares exercisable for 10 years at $0.69 per share.

c)

The Company announced a proposed private placement, subject to stock exchange approval, of up to 5.8 million flow-through common shares at $0.65 per share, for gross proceeds of up to $3.77 million.  The Company will pay finder’s fees on a portion of the placement equal to 5% of subscription amounts found, payable in cash or shares, plus finder’s warrants in an amount equal to 5% of shares sold, with each such finder’s warrant exercisable into one common share of the Company at a price of $0.70 for 18 months from closing.

#

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Third Quarter Report – September 30, 2010

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2010.  The following information, prepared as of November 24, 2010, should be read in conjunction with the September 30, 2010 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The September 30, 2010 financial statements have not been reviewed by the Company’s auditors.

Business of the Company

The Company has been exploring for gold in Latin America for nearly a decade and has assembled interests in a portfolio of promising gold projects throughout that region and, more recently, in northern Canada.  In Guatemala, Kappes Cassiday and Associates is developing a high grade gold mine on the Company’s Tambor project under a joint venture/earn-in agreement.  In Nicaragua, B2Gold is exploring the Company’s extensive land holdings and investigating early gold production opportunities at the Pavon project.  In the Yukon Territory and State of Alaska, the Company has acquired interests in various areas by staking and option agreements and has in turn optioned out portions in return for equity positions and carried interests in the properties.  More recently, the Company has staked several highly prospective geothermal licenses in Guatemala.

In May 2010, the Company completed a private placement of 5,606,143 flow-through shares at $0.45 per share, for gross proceeds of approximately $2.52 million, and additional flow-through funds are currently being raised by way a private placement of 5,800,000 shares at $0.65 per share.  The second placement is expected to close in early December.  The funds from both financings are intended to be spent on exploration of the Company’s Sixty Mile Property, Yukon.

In June 2010, a non flow-through private placement was completed, consisting of 13 million units at $0.35 per unit, for gross proceeds of approximately $4.55 million.  Each unit consists of one common share and one-half of a warrant, each whole warrant entitling the holder to purchase one additional common share at $0.50 exercisable for two years.  The proceeds from this financing are intended for exploration of the Company’s projects in Guatemala and for general working capital.

The status of the Company’s properties is described below:

Guatemala

Tambor

The Tambor Project hosts an orogenic lode gold belt, discovered by the Company in 2000 and explored by Gold Fields under joint venture until 2004.  Drill testing by Gold Fields outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) prepared by Chlumsky, Armbrust and Meyer LLC of Lakewood Colorado.  The majority of this resource is contained within high grade quartz vein bodies.

In early 2008, metallurgical testwork performed by the Company on a 90kg sample collected from underground workings returned very encouraging results and confirmed the free milling, coarse grained nature of the gold at Tambor and its amenability to gravity pre-concentration as the principal method of recovery, followed by either cyanidation or flotation.  The sample head grade ranged from 36 g/t to 40.7 g/t Au.

The Company owns a 100% interest in the Tambor Project.  Kappes Cassiday and Associates (“KCA”) – a Reno based engineering group - can earn a 51% interest in Tambor by spending a total of US$6.5M on the property within 4 years through staged annual expenditure commitments, or by putting the property into commercial production within 4 years.  When KCA has earned its 51%, a joint venture will be formed between KCA and the Company.

Once commercial production has been achieved, KCA will receive preferential payback of 75% (Radius 25%) of after-tax cash flow from initial production until it receives an amount equal to its investment, less US$2 million. At that point, the Company will receive 75% of the after-tax cash flow (KCA 25%) until it too receives the amount of preferential cash flow received by KCA, after which revenues will be split on a 51:49 basis (KCA:Radius).

KCA continues to fabricate the flotation plant and a modular laboratory in its Reno, Nevada facility.  The plant has a target capacity of 200 tonnes per day (70,000 tonnes per year) and is being assembled as a set of modular units mounted on 40-foot skids.  All major equipment has been purchased for the processing plant and fabrication is 60% complete.  KCA expects the mill to be completed and wet-tested in Reno to facilitate rapid installation on site.

In order to obtain the mining permits needed to develop Tambor, KCA submitted in June 2010 an environmental impact assessment (EIA) which includes the mining and development plan.  The Ministry of Environment and Mine’s review of the EIA is expected to take several months following submission.

HB Projects

The Company announced in late April 2010 that it has reactivated its Holly & Banderas (“HB”) projects in eastern Guatemala.  The Company discovered and drilled these gold-silver projects between 2002 and 2004 when gold and silver spot prices were close to their record lows.  However, recent discoveries in the region underscore the potential of the district and have led the Company’s technical team to review the geology and the results obtained by the previous work.  Upon review, and with the present gold/silver price in mind, management feels that these projects warrant a significant investment in further drilling.

Work at HB resumed several months ago with a review of the regional data base of stream sediment sampling and prospecting that Radius has built over several years in Guatemala.  This review has led to several concession applications being presented to the ministry of mines covering strong silver-lead-zinc anomalies.  Radius is waiting for the granting of these concessions to do follow-up work.

Within the granted concession (HB property) work has also lead to the discovery, or in some cases re-discovery, of some very high-grade silver veins within the large HB epithermal system.   The silver results are focused on the Pyramid Hill zone, a 3 kilometer long vein zone that has returned some encouraging drill intercepts at shallow depths in previous programs.

Alteration Studies

Radius recently submitted core from the previous HB drilling for analysis by the Corescan 11 system in Australia.  Corescan is an automated hyper-spectral scanning system that applies the latest spectral mapping and imaging technology to sub-millimeter scale alteration and mineral mapping from drill core. The work identified that the clay mineral Buddingtonite (a component of some advanced argillic alteration systems) is present in the hydrothermal alteration assemblage at Banderas along with opaline silica. Studies of other major silver deposits, including MAG Silver’s Valdecanas vein in the Fresnillo mining district of Mexico, indicate that Buddingtonite occurs in the alteration well above the Bonanza zone, perhaps as much as 300m to 400m above.  Drilling at Tahoe’s Escobal discovery also hit high silver grades between 200m to 400m below surface.

In summary, the existing geological evidence suggests that Radius’ drilling needs to test for Bonanza type veining substantially deeper than previous drilling has tested at Holly and Banderas.  In the table below, historic drill results, including the depths of the intercepts from the previous drill campaigns, are listed:

Hole	From	To	Interval	Au g/t	Ag g/t
Banderas
BDD-003	27.2	31.9	4.7	3.2	115
BDD-004	53.9	58.2	4.3	6.0	72
BDD-005	27.0	30.5	3.5	3.6	60
BDD-006	48.2	50.5	2.3	4.6	75.2
BDD-007	77.7	79.3	1.6	7.5	33
BDD-008	86.9	90.5	3.6	9.3	41
BDD-014	56.3	58.5	2.2	6.9	262
BDD-018	67.9	71.6	3.7	3.9	68
BDD-019	86.9	89.6	2.6	6.8	95
BDD-022	62.5	69.2	6.7	3.9	65
BRC-024	165.0	174.5	9.0	12.4	95
Holly
HDD-1	34.8	49.0	14.2	4.1	150
HDD-5	19.1	29.7	10.6	8.0	263
HDD-7	19.1	22.7	3.6	22.0	697

Drilling began in November 2010, with the initial holes focusing on extending the previous intercepts down dip and along strike, as well as testing the high grade silver veins within the Pyramid Hill vein zone.  A minimum 10,000 meter drill program is anticipated.

Geothermal Licences

This past year, the Company revisited its hot spring database for Guatemala and in June 2010 staked a number of active geothermal systems that may have potential as geothermal resources for power generation.

Power generation in Guatemala is currently comprised of hydroelectric power stations, steam turbines, gas turbines, diesel generators and geothermal power stations, with geothermal power contributing less than 3% of the total power generated.  According to a recent study by the Argentine consultancy, Montamat, which evaluated electricity prices in 13 Latin American countries, prices in Guatemala are amongst the highest in Latin America at roughly $0.17/kwh, surpassed only by the Dominican Republic and Panama.  At the same time, the Guatemalan government is forecasting that electric power demand is expected to reach a compounded annual growth rate over 8.0% to 2015.  Guatemala must increase its installed capacity to meet the projected demand growth.

A study published in International Geothermal Development in 2003 noted that geothermal resources in Guatemala are estimated at 800 to 4,000 megawatts (MW) capacity, but most likely around 1,000MW.  In 2003 the country’s installed generating capacity was 1,700MW suggesting that geothermal energy could contribute significantly to securing the country’s future power requirements.  By 2007, Guatemala had succeeded in harnessing 46 MW of geothermal energy in the fields of Zunil and Amatitlán, both owned by the American geothermal technology company Ormat Technologies.  Feasibility studies are being carried out on 3 other geothermal fields.

The Company has optioned its portfolio of geothermal concessions in Guatemala to a private geothermal power company, Molten Power Corp. (“Molten”), a Vancouver based geothermal power development company.  Molten will be the operator of the geothermal exploration project.  Under the terms of the option, and subject to satisfactory technical and legal due diligence by Molten, Molten shall have the exclusive right to earn a 100% interest in the concessions from Radius by issuing 2 million shares in tranches over three years.  Molten shall also issue to Radius warrants to purchase up to 1,000,000 shares exercisable for a period of five years from the date of the definitive agreement at a price of $3.00 per share.

Radius also retains a two percent (2%) royalty of the gross revenue for the sale of geothermal electric power from the first power generation facility built on each geothermal licence.  Molten may, at its discretion, purchase at any time prior to the commencement of the commercial operation date one half (1/2) of the 2% royalty from any geothermal license for the sum of CAD$30,000/MW nameplate capacity of the first power generation facility built on each geothermal licence.  Any expansion of the nameplate capacity on any of the licenses is not subject to royalty payments.

The Company intends to use its extensive knowledge of Guatemalan geology, gained from more than 10 years of mineral exploration in the country, to identify and acquire additional potential geothermal resources.

Nicaragua

The Company began exploring in Nicaragua in 2003.  In addition to discovering a number of exploration projects with potential to host gold resources; specifically the Trebol, Pavon and San Pedro exploration properties (the “Properties”), the Company’s technical team also compiled an extensive regional exploration data base covering much of the Central American country (the “Regional Exploration Projects”).

In June 2009, the Company granted to B2Gold Corp. (“B2Gold”) an option to acquire an interest in its entire Nicaragua mineral property portfolio.  B2Gold is currently exploring the Trebol project and has been successful in expanding the extent of known gold mineralization there.  At the Pavon project, B2Gold is investigating the potential for gold production.  Highlights are reported below.

Trebol Gold Project, northeast Nicaragua

The Trebol Project located in north-eastern Nicaragua is a low sulphidation epithermal hot springs district consisting of numerous strong gold anomalies spanning over 14 km of strike length.  Gold is associated with vein and replacement style mineralization in volcanic rocks found in a series of low-lying, heavily forested hills.  Rock chip and soil sampling, and 963 meters of drilling completed by the Company have demonstrated the potential for bulk tonnage gold mineralization.

B2Gold has just completed an extensive trenching program at the Trebol gold project in northeast Nicaragua, and is preparing for a diamond drill program, to commence late 2010 or in January 2011.

Highlights of the trenching program include:

Trench	From	To	Interval	Au g/t
Cerro Domingo West
TR-TREB-03NW	2	90.0	88.0	2.04
TR-TREB-15	0	33.8	33.8	3.37
TR-TREB-21	0	17.1	17.1	6.08
Cerro Domingo East
TR-TREB-34S	17.5	73.5	56	1.14
Paola Zone North
TR-TREB-32	0	17.0	17.0	0.89
and	28	50.0	22.0	1.88
Paola Zone South
TR-TREB-76	0	36.0	36.0	2.95
TR-TREB-81	0	27.5	27.5	1.84
Trebol North
TR-TREB-24	17.8	51.0	33.3	3.33

In addition to the original Cerro Domingo target partially drill tested by Radius in 2008, B2Gold has identified three new drill targets located along the 6km long northeast trending corridor of mineralized volcanic rock.  The targets are comprised of thick tabular zones of low sulfidation epithermal vein, hydrothermal breccia, and replaced volcanic horizons within a Tertiary volcanic sequence.  These zones show good grade continuity for hundreds of meters of strike length.  The three principal areas are Cerro Domingo, the Paola Zone, and Trebol North.

Two prospective areas have been outlined by trenching at Cerro Domingo.  The first is defined by the previous drilling and trenching as well as the new trenching.  This zone extends for at least 400m along strike and has been intercepted in the drilling at depths of as much as 200m down dip.  The true thickness of the mineralization is not yet defined.

The second zone covers an area of over 350 meters along strike.  This area has not been drilled.  The two Cerro Domingo zones are separated by an east northeast trending mineralized fault zone that is as yet, poorly defined.

The Paola Zone is located approximately 2.5 km northeast along strike from Cerro Domingo and the intervening volcanic sequence between these zones contains numerous smaller occurrences of mineralized rock.  The two principal areas within the Paola Zone are also located at major structural intersections along the main Trebol northeast trend with northwest trending crossing structures.  One of these areas contains several strongly mineralized horizons inter layered with lower grade stockwork style gold mineralization in andesite.  The mineralization at the Paola Zone is similar in aspect to the tabular zones at Cerro Domingo.  The Paola North Zone is exposed over an area of about 200m by 400m.  The Paola South zone lies 350m to the southeast and has at least 600m of strike length defined thus far.  Most of the trenches in this zone end in mineralization to the west where mineralization goes under cover.

The Trebol North Zone is located another 1.7 km to the northeast of Paola, and appears to be another tabular zone in andesite.  Exposure is poor at Trebol North. Trebol North and the Paola Zones have not been drill tested.

The near surface shallow dipping mineralization at Trebol is largely oxidized and therefore could be amenable to bulk tonnage extraction techniques. The drilling campaign will be focused on three objectives.  The first is to confirm and define the near surface tabular zones at Cerro Domingo while the second is to explore the new Paola and North Trebol zones.  The more important objective is to identify the high grade feeder structures that produced the tabular bodies.  High grade gold values in vein and vein breccia in excess of 86 g/t have been cut in the trenching and drilling which suggests the existence of the feeder zones.  A 5,000 metre drilling program is scheduled to commence at Trebol in late 2010.

Pavon Gold Project, central Nicaragua

The Pavon low sulphidation system in central Nicaragua was discovered by the Company in 2003.  Several veins occurring over a strike length of 6 km have been explored with 74 trenches and 71 diamond drill holes totalling approximately 10,700 m.  Historic results include up to 9.1 g/t Au over 14.2 m in Trench 1 and 10.3 g/t Au over 16.8 m in PADH-005 in the north zone and up to 6.7 g/t Au over 11 m in PADH-01 in the south zone (see the Company’s news releases dated Sept. 16, 2004 and March 17, 2004).

B2Gold has completed its 2010 trenching program at Pavon, where they are evaluating the potential for production from near surface high grade zones in the epithermal veining discovered by the Company (see the Company’s news releases from 2003 and 2004).  Recent trenching has focused on the Pavon Norte vein, and highlights of the results from these trenches are shown below.

Trench

Length (m)

Au (g/t)

TRP-10-022

22.5

7.2

   incl

4.6

18.6

TRP-10-023

5.2

9.4

   incl

4.2

11.0

TRP-10-024

5.2

5.8

TRP-10-025

3.3

15.8

TRP-10-026

4.0

10.4

TRP-10-028

9.9

6.6

TRP-10-029

9.3

6.8

   incl

3.0

13.6

TRP-10-030

11.4

3.2

TRP-10-031

13.5

4.3

   incl

3.8

7.5

TRP-10-032

6.9

6.8

B2Gold is planning to complete a resource calculation in late 2010.

B2Gold’s Options

B2Gold has been granted an option from the Company to acquire a 60% interest in the Trebol, Pavon and San Pedro properties in Nicaragua by spending a total of $4 million on exploration on any one or more of the properties within 4 years from the date of the agreement.  When B2Gold has spent the $4 million, it will own a 60% interest in all of the properties and a joint venture will be formed whereby each party will contribute its pro-rated share of the exploration costs.

Under the Pavon Resource Property agreement, B2Gold has the option to review the conceptual gold resource outlined by Meridian Gold on the Pavon vein system.  If B2Gold feels that there is potential to mine any or all of the resource, it will have an option to put the property into production within a time frame of 3 years.  After production is achieved, ownership of the Pavon Resource Property will be transferred 100% to B2Gold, and the Company will receive 40% of the net cash flow generated from the operation.

The Company has also agreed to provide its regional exploration data base to B2Gold, on an exclusive basis.  If as a result of reviewing the regional data, B2Gold identifies a prospect or project for acquisition and exploration on ground that is not covered by an existing concession, the Company will apply for a concession over the area and that area will then be designated a “project area”.

Peru

Nueva California

In 2009, the Company was granted an option to acquire a 100% interest in the Nueva California gold property located in north-central Peru.  The Company subsequently assigned the option to Focus Ventures Ltd. (“Focus”) in consideration for 1.0 million common shares of Focus, US$50,000 cash, and a 1.5% net smelter return royalty on the property.

In 2010, Focus completed a 14 hole (3,548 meter) drill program at Nueva California in order to test for a near surface, bulk tonnage deposit.  Results to date have shown significant and potentially economic intercepts in several holes.  However, due to the complex structural geology, the mineralization is generally inconsistent and grades erratic between holes from the lower to the upper levels of the mine.  The most recent drilling has shown that viable drill targets exist to the south of the mine area.

Focus is actively seeking a JV partner to continue advancing the property by drilling.

Yukon / Alaska

Ten Mile Creek Property

During 2009, the Company acquired by staking and under option from a local prospector, a large land package at the head waters of several active placer gold producing creeks known as the Ten Mile Creek placer camp in the Yukon.

Subsequently, the Company optioned the property to Solomon Resources Inc. (“Solomon”).  Solomon can earn a 51% interest in the property by spending $2.5-million on exploration and making staged cash and share payments totalling $500,000 cash and one million shares over three years, of which the Company has received $100,000 and 600,000 shares to date.

Limited historic hard rock exploration on the claims has defined significant gold/arsenic mineralization in soils and rock, hosted for the most part by strongly altered intrusive rocks and minor schists.  Soil sampling has defined five broad northwesterly trending gold/arsenic anomalies with strike lengths of up to 1.6 km.  Limited trenching of these anomalies has produced results of 25m @ 1.6g/t Au and 19m @ 1.0 g/t Au.  The location, geology, geochemistry and trench results compare favourably with recent significant gold discoveries in the area.

In August 2010, Solomon announced that it had completed the first phase of its 2010 field exploration program on the property.  That work consisted of soil geochemical surveys, geophysical surveys and mechanical trenching.  The objective of their program was to verify the results reported by former operators and refine diamond drill targets for drilling this year.

Solomon announced in October 2010 that it has completed the 2010 exploration program for this project.  Six diamond drill holes were completed with a total of 800 metres of core recovered.  Core recovery was excellent.  A significant increase in exploration in the Dawson Range during the 2010 field season has stretched the capacity of analytical labs to the limit and assay results are now taking six to eight weeks to report. An operational decision was made in late September to terminate drilling at Ten Mile Creek after DDH2010-06 to allow the assay results from the analytical laboratories to catch up to the drill program; while highly prospective targets remain as yet undrilled the company believes it was prudent to have the results of the early diamond drill holes in hand prior to committing to further drilling as targeting decisions are to a large extent dependant on previous results.  Assay results from the diamond drill program are pending.

Sixty Mile Property

Through claim staking and negotiating a number of option deals with local placer gold miners and mineral claim holders in the Yukon and Alaska, the Company has acquired a large land position covering the headwaters and drainage areas of the prolific Sixty Mile Gold Camp of the Yukon Territory which reportedly produced over 500,000 oz of gold from the creeks that drain the Company’s holdings.  The hard rock source for this placer gold has never been determined.  The regional geology, geochemical signature and structural setting have strong similarities to the setting of International Tower Hill’s (TSX-V: ITH.V) major Livengood gold discovery in Alaska, a multi-million ounce gold discovery driven by the search for the source of placer gold in that area.

Gold in the Sixty Mile district was first discovered in 1892 when C. Miller staked claims on what was to become known as Miller Creek.  Placer gold mining has been continuous in the district since that time and is still active today.  The area was targeted by Kennecott in their Yukon-Alaska intrusion-related bulk tonnage gold program in the 1990s.  Kennecott conducted a property-wide reconnaissance soil and stream geochemical sampling program, geological mapping and a 640 line-km helicopter magnetic and radiometric survey.

The soil sampling defined several arsenic/gold anomalies, including a coherent 1.5 km x 2 km-diameter, gold-arsenic soil anomaly on the south side of lower Miller Creek.  Mechanized trenching at the accessible southern edge of this anomaly revealed easterly striking sheeted mesothermal quartz veins returning 1.6 g/t gold over a 13 meter interval.  Kennecott noted that the mineralization is very similar in style to that found in other metasediment-hosted granite-related porphyry gold systems within the Tintina Gold Belt and that additional work consisting of further soil sampling, trenching and drilling was required to delineate and define the anomaly. However, no further work has been conducted on the property by Kennecott or any other party.

The Company announced in November 2010 the results of its 2010 exploration program which had two objectives:  (i) to discover the source of the placer gold mined from the creeks draining the hillsides of border ridge, an area of over 100 square kilometers, and (ii) to test the strongly altered volcanic rocks that are known to exist in the Sixty Mile valley for epithermal gold potential.  After conducting this past summer, airborne geophysics, geological mapping and extensive soil sampling programs, a preliminary drill program of seven holes, for a total of 1,607m, tested the two target areas.  Five holes (DDH10-1 to 5) were drilled into the meta-sediments.  Three of these holes intersected gold-bearing quartz/sulfide veins and veinlets hosted by quartzite units in the metasediments.

Two drill holes (DDH10-6 &7) targeted the altered volcanics in the valley.  Both intersected broad intervals of low grade gold mineralization associated with carbonate/sulfide veining in propylitic to argillic altered andesite.  Significant mineralized intercepts include:

Hole #	From (m)	To (m)	Length (m)	Gold (ppb)
DDH10-1	10.02	32.00	21.98	346

DDH10-2	35.65	76.43	40.78	414
including	35.65	43.28	7.63	1065
and
DDH10-2	223.60	249.94	26.34	342
including	241.40	243.00	1.60	2907

DDH10-3	35.05	45.72	10.67	461
DDH10-3	243.82	323.09	79.27	160

DDH10-6	12.19	86.87	74.68	327
including	49.84	56.39	6.55	1645

DDH10-7	88.39	146.67	58.28	329
DDH10-7	206.60	208.07	1.47	4458

Holes DDH10-4&5 tested separate structural targets on the hillside with no significant gold results returned.

Orogenic gold mineralization has been identified within the brittle siliclastic metasediments.  The host units are extensive, and there are multiple beds of quartzite hosting cross cutting, gold bearing veins. With only 4 core holes drilled into this unit to date anomalous gold has been encountered over down hole widths of up to 79m.  This unit appears to be the source of the extensive placer gold in the Sixty Mile region and management of Radius is of the view that further work on the target is warranted.

The epithermal target in the valley also has excellent potential.  The altered volcanic rocks have been mapped, associated with the 60 Mile graben fault, for a strike length of over 7km and over widths of 2km.  Holes DDH10-6 & 7 both returned strongly anomalous values over widths of up to 75m associated with argillic alteration.  A geophysical program targeting silicification will be completed as a precursor to next year’s drill program on the sizeable valley gold target.

Rivier Property

During the current quarter, the Company acquired interests in a total of 116 claims in the Watson Lake Mining District, Yukon known as the Rivier Property.  The Company acquired 16 claims by staking, and was granted an option to earn a 100% interest in 100 claims  In order to exercise the option, the Company must pay to the property owner a total of $175,000 cash and issue a total of 200,000 shares over four years. To date, the Company has paid $25,000 cash and issued 25,000 shares.

Regional

During the current period, the Company acquired by staking 550 claims in the Mayo Mining District known as tahe Ishtar Property, and 94 claims in the Dawson Mining District.

230 of the Ishtar Property claims cover the eastern extension of the belt of rocks that host ATAC Resource’s Osiris discovery, contiguous with ATAC’s Sten claim block, northeast of Keno City in the Yukon Territory of northern Canada, and 320 claims cover part of the northern edge of ATAC’s claim block, midway between the Osiris and Ariana targets.

ATAC has discovered a potentially major belt of Carlin-type gold mineralization at their RAU property. According to ATAC, mineralization in the Osiris Target area shares many of the characteristics of Carlin-type gold deposits, including similar alteration assemblages and association with the low temperature arsenic sulphides, realgar and orpiment.  Host rocks are two, 150 to 250 m thick limestone debris flow and turbidite units, referred to as the Osiris and Isis Horizons, which occur within basinal silty mudstones.

Radius plans to begin exploration of its Ishtar Property in the spring when weather conditions permit.

Snowcap Gold Project

Wesgold Minerals Inc. (“Wesgold”), which recently listed on the TSX Venture Exchange, has an option to earn a 60% interest in the Company’s 100% owned Snowcap project in central Yukon.  In order to exercise its option, Wesgold must incur $1-million in exploration expenditures on the property and issue to the Company a total of 1.0 million Wesgold shares over a three year period.  To date, the Company has received 400,000 shares of Wesgold.

In late 2009, Wesgold has completed a low-level, high-resolution, multisensor airborne geophysical survey to map lithological units, structure, and alteration zones at Snowcap at a cost of $110,000.  Target/anomaly selection is currently underway incorporating the results of this survey with the historic data.

Wesgold has also carried out a small deep soil sampling program to confirm and enhance gold and mercury soil anomalies identified in the 1980s.  The anomalies occur close to a complex sequence of chalcedonic tuffs and phreatic breccias with sinter clasts associated with Tertiary felsic volcanic centres along a 15-kilometer-long structural trend.  Management of both the Company and Wesgold consider the known geological and geochemical setting as highly favourable for the location of low-sulphidation, structurally controlled, epithermal gold mineralization.

Wesgold announced on November 3, 2010 that it had completed a first phase program of diamond drilling on the Snowcap Property.  A total of four drill holes tested for the source of anomalous mercury and gold values in soil overlying a structurally-controlled Tertiary volcaniclastic basin.  Chalcedony-bearing tuffs and phreatic breccias with sinter clasts have been identified along a discontinuous 15 kilometre long trend.  The drill holes intersected variably altered volcanic and epiclastic rocks with quartz, carbonate, and pyrite veining.  Assay results are pending.

Mexico

Tlacolula

The Company discovered silver mineralization in 2005 following a regional stream geochemical survey in various areas of the state of Oaxaca.  An initial trenching program on the Tlacolula property defined a broad low grade silver/gold anomaly associated with opaline silica, indicating a high level system.  In late 2009, the Company optioned the Tlacolula silver project to Fortuna Silver Mines Inc. (“Fortuna”).  Fortuna can earn a 60% interest by spending US$2-million on exploration, which includes a commitment to drill 1,500m within 3 years, and making staged annual payments totalling US$250,000 cash and US$250,000 in common stock over 4 years.  The 12,000 hectare property is located 14km east-southeast of the city of Oaxaca and 30 km northeast of Fortuna's 100%-owned San Jose silver-gold development project.  To date, the Company has received US$20,000 cash and 7,813 shares of Fortuna.

Qualified Person: Roger Hulstein, B.Sc., a member of the Association of Professional Engineers and Geoscientists of British Columbia, is the Company’s Qualified Person as defined by National Instrument 43-101, and is responsible for the accuracy of the technical information in this MD&A.

Quarterly Information

The following table provides information for the eight fiscal quarters ended September 30, 2010:

	Third Quarter Ended Sept. 30, 2010 ($)	Second Quarter Ended June 30, 2010 ($)	First Quarter Ended March 31, 2010 ($)	Fourth Quarter Ended Dec. 31, 2009 ($)	Third Quarter Ended Sept. 30, 2009 ($)	Second Quarter Ended June 30, 2009 ($)	First Quarter Ended March 31, 2009 ($)	Fourth Quarter Ended Dec. 31, 2008 ($)
					(Restated)*	(Restated)*	(Restated)*	(Restated)*
Exploration Expenditures	1,662,590	395,476	61,552	144,018	92,534	187,260	163,798	615,289
Total investment income	11,923	1,690	5,550	7,079	10,270	14,488	17,568	98,781
Net loss before income taxes	(2,736,033)	(667,550)	(703,072)	(343,064)	(426,272)	(334,391)	(298,998)	(888,998)
Basic and diluted net loss per share **	(0.04)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)	(0.02)

*

The exploration expenditures charged to operations, net loss before income taxes and the basic and diluted net loss per share for these quarters have been restated to reflect the change in accounting policy for exploration costs implemented in the fourth quarter of 2009 and described in more detail in the December 31, 2009 audited financial statements.

**

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earning per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the periods presented.

The quarter ended December 31, 2008 had a higher net loss before income taxes because of a higher amount of exploration expenses incurred.  The quarter ended March 31, 2010 had a higher net loss than the previous four quarters because of a non-cash compensation charge of $489,377 being recorded.  The net loss for the quarter ended June 30, 2010 was also higher than the 2009 quarterly losses due to increased exploration activity.  The most recent quarter shows a significantly higher net loss over all prior quarters due to the level of exploration activity in the Yukon and a non-cash compensation charge of $947,254.

Results of Operations

The quarter ended September 30, 2010 had a net loss of $2,736,033 compared to $426,272 for the quarter ended September 30, 2009, an increase of $2,309,761.  The increase was mostly due to exploration expenses of $1,662,590, an increase of $1,570,056 over the comparative quarter.  On the other hand, there was a write-off of mineral property costs of $210,566 recorded in the comparative quarter compared to no such write-off in the current quarter.  The higher exploration expenditures in the current quarter are as a result of the Company’s exploration programs conducted on the Sixty Mile Property and in Guatemala.

Corporate expenses in the quarter ended September 30, 2010 were $1,081,844 compared to $151,226 in the quarter ended September 30, 2009, an increase of $930,618.  This difference is due mainly to a non-cash compensation charge of $947,254 being recorded in the current quarter compared to no such amount in the comparative quarter.  With the non-cash compensation expense excluded, the current quarter’s corporate expenses totalled $134,590, a decrease of $16,636.  Other corporate expenses were fairly consistent between the two periods except for legal and accounting fees which decreased by $23,345 and salaries and wages which increased by $10,958.

The net loss for the nine months ended September 30, 2010 was $4,106,655 compared to $1,059,661 for the nine months ended September 30, 2009, an increase of $3,046,994.  The current period exploration expenditures totalled $2,119,618 compared to $443,592 for the comparative period, an increase of $1,676,026.  Actual exploration expenditures in the current period were $2,226,766 but this amount was reduced by $107,148 in property option payments received and recorded as an exploration cost recovery.  The reason for the significant increase in exploration costs is the same as given for the quarterly comparison.  Most of the current year-to-date exploration activities took place in the most recent quarter.  There were no write-offs of mineral property costs during the current nine month period while the total write-offs recorded during the comparative period were $210,566.

Corporate expenses in the nine months ended September 30, 2010 were $1,999,947 compared to $474,759 in the nine months ended September 30, 2009, an increase of $1,525,188.  Most of this increase is due to non-cash compensation charges of $1,503,097 recorded in the current period compared to only $2,426 in the comparative period.  Excluding this non-cash item, the current period’s corporate expenses were higher by $24,517.  Notable cost increases in the current period were $33,320 in public relations, $24,018 in salaries and wages, $18,805 in travel and accommodation, and $9,718 in transfer agent and regulatory fees.  Notable cost decreases were $16,473 in amortization, $13,807 in legal and accounting fees, $10,652 in consulting fees, and $10,232 in office and administration.  Cost increases are attributed to the increased exploration activity in Canada and Guatemala and efforts to promote the Company and secure private placement financings during the current period.

Mineral Properties Expenditures

During the nine month period ended September 30, 2010, the Company incurred the following expenditures on its mineral properties:

Nicaragua - $43,100 on exploration, including $9,220 for professional fees, $8,353 for salaries and wages, $6,581 for rent and utilities, and $4,426 for travel and accommodation.

Guatemala - $352,030 on exploration, including $170,360 for geological and related consulting, $57,753 for salaries, $22,601 for transportation and accommodation, $20,132 for camp, food, and supplies, $19,641 for geochemistry, and $17,550 in licences, rights and taxes.

Mexico - $2,197 on miscellaneous exploration related costs.  The Company also had an expenditure recovery of $41,148 as a result of option payments received on its Tlacolula Property.

Yukon/Alaska - $578,316 on acquisition costs and $1,829,439 on exploration.  Of the $578,316 in acquisition costs, $111,300 was the value of common shares issued pursuant to option agreements.  Exploration expenditures consisted primarily of $717,428 for drilling, $244,000 for geological consulting, $237,294 for salaries and wages, $134,264 for transportation and accommodation, $133,814 for camp, food, and supplies, $75,347 for rental equipment, and $60,986 for materials.  During the current year, the Company received an option payment on its Ten Mile Creek Property of $116,000, consisting of $100,000 cash and $16,000 in Solomon Resources Limited shares.  As a result, there were cost recoveries that reduced the carrying value of acquisition costs by $50,000 and exploration expenditures by $66,000.

Liquidity and Capital Resources

The Company’s cash increased from approximately $0.50 million at December 31, 2009 to $5.55 million at September 30, 2010.  During the current period, the Company closed a private placement of 13,000,000 units for gross proceeds of $4,550,000 and a private placement of 5,606,143 flow-through shares for gross proceeds of $2,522,764.  Since the flow-through proceeds are subject to the Canadian flow-through share program rules, the funds must be spent on eligible exploration activities in Canada, with current emphasis on the Company’s Yukon properties.  Proceeds from the non-flow-through private placement are intended to be used for exploration activities on the Company’s Holly/Banderas Project in Guatemala and for general working capital purposes.  The Company has also recently announced a proposed private placement of up to 5.8 million flow-through shares at a price of $0.65 each, for gross proceeds of up to $3.77 million.  These flow-through funds must also be spent on the Company’s properties in Canada.

Working capital at September 30, 2010 was $5.96 million compared to $2.30 million at December 31, 2009.  The increase in working capital as a result of the private placements was somewhat offset by a decrease in the value of the Company’s marketable securities during the current period.  Most significantly, the value of the 1,007,406 shares in Focus Ventures Ltd has decreased from $1,037,628 as of December 31, 2009 to $443,259 as of September 30, 2010.

The Company expects its current capital resources to be sufficient to cover its operating costs for the next twelve months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the period ended September 30, 2010. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

Financial Instruments and Risk Management

As at September 30, 2010, the Company’s financial instruments are comprised of cash, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

In 2009, the CICA amended Section 3862, “Amendment to Financial Instruments – Disclosures” to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1

– Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2

– Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3

– Inputs that are not based on observable market data

All of the financial instruments measured at fair value on the balance sheet are included in Level 1.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at September 30, 2010, cash totalling $278,021 (December 31, 2009 - $227,593) was held in US dollars, $2,426 (December 31, 2009 - $4,603) in Nicaragua Cordoba, $3,932 (December 31, 2009 - $7,280) in Guatemala Quetzal, $4,412 (December 31, 2009 - $4,313) in Mexican Pesos and $1,912 (December 31, 2009 - $1,882) in Peruvian Sols.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash, marketable securities and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash with large financial institutions.  The Company does not have cash or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations, the Company’s holdings of cash and marketable securities, and capital raised through private placements during the period ended September 30, 2010.  The Company believes that these sources will be sufficient to cover the known requirements at this time.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	Nine Months Ended September 30,
	2010	2009
Expenses:
Management fees	$ 45,000	$ 45,000
Consulting	22,500	18,661
Salaries and benefits	85,244	43,326
Mineral property costs:
Geological consulting fees	3,170	13,750
Salaries and benefits	25,671	37,687
	$ 181,585	$ 158,424

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $26,861 (December 31, 2009: $12,836) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $182,129 (December 31, 2009: $152,948) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $52,280 (December 31, 2009: $17,363) payable to an officer of the Company for general administrative and Yukon camp maintenance and exploration expense reimbursements.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position, Outstanding Warrants and Options

The Company’s outstanding share position as at November 24, 2010 is 73,606,267 common shares.

As at November 24, 2010, the following incentive stock options and warrants are outstanding:

Number	Exercise Price	Expiry Date
OPTIONS
1,110,000	$0.70	February 21, 2011
645,000	$0.52	April 16, 2012
850,000	$0.56	September 5, 2012
615,000	$0.26	May 5, 2013
1,680,000	$0.29	January 7, 2020
100,000	$0.36	May 25, 2020
1,620,000	$0.69	September 23, 2020
75,000	$0.69	November 17, 2020
6,695,000

WARRANTS
233,361	$0.50	May 26, 2011
571,071	$0.55	June 16, 2011
6,662,884	$0.50	June 16, 2012
7,467,316

Critical Accounting Estimates

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in preparation of the financial statements are consistent with those set forth in note 2 of the consolidated financial statements for the year ended December 31, 2009, except as described in “Changes in Accounting Policies” below. They are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

The Company is still in the early phase of its transition plan but progress is being made.  Because the Company is an “exploration stage” company, the IFRS transition issues are not as complex as for a company with operating mines and sales revenues.  The most significant impact with respect to the restatement of the prior year financials is expected to be the effect of adopting the IFRS policy with respect to foreign currency translation, particularly as it applies to the translation of the Company’s wholly owned subsidiaries.  The Company expects its disclosure requirements to significantly increase under IFRS; however, it does not expect significant changes to internal and disclosure controls in order to implement IFRS.  The Company has determined the functional currency for each of its reporting entities and is in the process of completing the analysis of the majority of its IFRS accounting policies and the elections available under IFRS 1.  The Company will make a final determination of these policies and elections in the fourth quarter once input from internal and external sources is taken into consideration.  The Company is in the process of engaging an external advisor to assist with the opening IFRS balance sheet, documenting its IFRS accounting policies, and preparing draft note disclosure.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards 27, Consolidated and Separate Financial Statements (January 2008).

Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  Some of the Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility, and uncertainty of additional financing.